

July 11, 2011

<u>Via U.S. Mail</u>
Mr. Li Deng Ke
President and Chief Executive Officer
Nepia, Inc.
Tian Bei West Road
Yung Guang Tian Di Ming Xing
Ge, Unit 1503, Shenzhen, People's Republic of China

> **Re: Nepia, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed June 29, 2011**
> **File No. 333-173699**

Dear Mr. Ke:

We reviewed the filing and have the comments below.

1. We note your response to comment one in our letter dated June 14, 2011. Your response does not adequately address our comment, however. As previously requested, please clarify for us how, as a corporation organized under the laws of Nevada, and in view of the restrictions of foreign ownership imposed by the laws of the People's Republic of China, you are able to operate in China. In doing so, please specifically address applicable Chinese regulations concerning foreign investment in China, such as, for example, the "Overseas Listing Circular," the "Catalogue," "Circular 10," and "Opinion No. 9." Your response should contain a detailed legal analysis and should address the fact that you are operating or intend to operate solely in China, you are organized under Nevada law, and you intend to make a market for your securities in the United States. Please also revise your prospectus disclosure accordingly. Please note that we may have additional comments based on your response.

2. We note your response to comment two in our letter dated June 14, 2011 in which you state that you are not a "resident enterprise" for Chinese income tax purposes because you do not have "a local subsidiary in China." We note from your prospectus that your executive offices are located in Shenzhen, China, all of your operations are being conducted in China or will be conducted in China, and all of your management team is located in China. In view

of these facts, please provide us a detailed legal analysis of why you believe you are not a resident enterprise for Chinese tax purposes.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

 /s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
David S. Jennings, Esq.
330 Carousel Parkway
Henderson, NV 89014